September 24, 2009

Christa Davies
Chief Financial Officer
Aon Corporation
200 East Randolph Street
Chicago, IL 60601

      Re: **Aon Corporation**
               Form 10-K for the Year Ended December 31, 2008
               Filed on March 2, 2009
               Definitive Proxy Filed April 3, 2009
               File No. 001-07933

Dear Ms. Davies:

      We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEF 14A

Executive Compensation
Compensation Disclosure and Analysis
Determination of Actual Bonuses, page 35

1. As previously requested, please provide us with proposed sample disclosure for inclusion in your next proxy statement which identifies the 2009 objective and subjective performance goals and criteria for each Named Executive Officer. Please confirm that you will revise your disclosure in your next proxy statement to also discuss the assessment of individual performance and identify the individual contributions considered. It appears that the bonus pool amount was based on the aggregate of each Executive Committee member's individual targeted 2008 bonus. Please confirm that you will disclose the target bonus pool amount in your 2010 proxy statement.

Certain Relationships and Related Transactions, page 102
Related Party Transactions, page 102

2. Please provide a detailed analysis supporting your conclusion that the contracts with each of Global Leasing, Inc. and 17AN Leasing LLC were not made in the ordinary course of business. If they were made in the ordinary course of business, provide an analysis supporting your determination that they were immaterial in significance. Alternatively, file them as exhibits pursuant to Item 601(b)(10)((iii)(A) of Regulation S-K.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Nandini Acharya at (202) 551-3495, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Reidler
Assistant Director